As filed with the Securities and Exchange Commission on June 1, 2015

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Receipts

of

CHINA MOBILE LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

HONG KONG

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3032	William Y. Chua, Esq. Sullivan & Cromwell 28th Floor Nine Queen’s Road Central Hong Kong +852-2826-8688

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Receipt representing Ordinary Shares of China Mobile Limited.	150,000,000 American Depositary Shares	$5.00	$7,500,000	$871.50
[1]	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15 and 16
(iii) The collection and distribution of dividends	Articles number 4, 12, 13 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15 and 16
(v) The sale or exercise of rights	Articles number 13, 14 and 15
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 15 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18 and 21
3. Fees and Charges	Articles 7
Item - 2.	Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of October 23, 1997, as amended and restated as of July 5, 2000, and as further amended and restated as of May 30, 2006, among China Mobile Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.	Form of Letter from the Depositary to China Mobile Limited, relating to Pre-release of American Depositary Receipts.- Filed herewith as Exhibit 2

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.	Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 1, 2015.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of China Mobile Limited.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Slawomir Soltowski

Name: Slawomir Soltowski

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, CHINA MOBILE LIMITED has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Hong Kong, China on June 1, 2015.

CHINA MOBILE LIMITED

By: /s/ XI Guohua

Name: XI Guohua

Title: Executive Director and Chairman

Each person whose signature appears below hereby constitutes and appoints XI Guohua, QIAN Li and WONG Wai Lan, Grace, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 1, 2015.

/s/ Mr. XI Guohua	/s/ Mr. LI Yue
Mr. XI Guohua	Mr. LI Yue
Executive Director and Chairman	Executive Director and Chief Executive Officer
(Principal Executive Officer)

/s/ Mr. XUE Taohai	/s/ Mr. SHA Yuejia
Mr. XUE Taohai	Mr. SHA Yuejia
Executive Director, Vice President and	Executive Director and Vice President
Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Mr. LIU Aili	/s/ Dr. LO Ka Shui
Mr. LIU Aili	Dr. LO Ka Shui
Executive Director and Vice President	Independent Non-Executive Director

/s/ Mr. Frank K.S. WONG	/s/ Dr. Moses M.C. CHENG
Mr. Frank K.S. WONG	Dr. Moses M.C. CHENG
Independent Non-Executive Director	Independent Non-Executive Director

/s/ Mr. Paul M.Y. CHOW
Mr. Paul M.Y. CHOW
Independent Non-Executive Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the undersigned, the duly authorized representative in the United States of China Mobile Limited, on June 1, 2015.

/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director
Puglisi & Associates

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Deposit Agreement dated as of October 23, 1997, as amended and restated as of July 5, 2000, and as further amended and restated as of May 30, 2006, among China Mobile Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Form of Letter from the Depositary to China Mobile Limited, relating to Pre-release of American Depositary Receipts.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.